# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bridger Aerospace Group Holdings, Inc., CIK 0001941536
CUSIP: 96812F102
Title of class of securities: Common Stock, Par Value $0.0001 per share
Address of issuer's principal executive offices: 90 Aviation Lane, Belgrade, Montana (MT), 59714
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001663930

## Reporting persons
- Matthew P. Sheehy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,224,641; shared voting power 0; sole dispositive power 2,224,641; shared dispositive power 0; aggregate amount beneficially owned 2,224,641 (4.1% of the class)
- ElementCompany, LLC: type of reporting person: other (OO); citizenship or place of organization: Montana (MT); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Bridger Aerospace Group Holdings, Inc.
Address of issuer's principal executive offices: 90 Aviation Lane, Belgrade, Montana 59714, United States of America

## Item 2. Person Filing
Name of person filing:
Explanatory Note:

The Statement on Schedule 13G originally filed with the Securities and Exchange Commission on February 14, 2024, as amended and restated by Amendment No. 1 thereto filed with the Securities and Exchange Commission on November 15, 2024, by the persons named therein, is hereby amended and restated by this Amendment No. 2 (this "Amendment").

As reported in the Form 4 filed by Matthew P. Sheehy on January 27, 2025, ElementCompany, LLC and Matthew P. Sheehy (each, a "Reporting Person") gifted an aggregate 4,600,000 shares of the Issuer's common stock, par value $0.0001 per share ("Common Stock"), to irrevocable trusts, each with an independent trustee, for the benefit of members of Mr. Sheehy's family. The Reporting Persons do not beneficially own any of the shares of Common Stock held by the trusts. As a result of such transfers, the Reporting Persons ceased to be the beneficial owners of more than 5 percent of the Issuer's Common Stock. Accordingly, this Amendment constitutes an exit filing for each of the Reporting Persons.

This statement is filed by: (i) ElementCompany, LLC ("ElementCompany") (which is co-managed by Matthew P. Sheehy and Timothy P. Sheehy) with respect to shares beneficially owned by ElementCompany, and (ii) Matthew P. Sheehy with respect to Shares held by Red Cloud Holding Investments, LLC ("Red Cloud") and the Matthew P. Sheehy Revocable Trust (the "Trust"), of which Matthew Sheehy has sole voting and dispositive power, and shares held by ElementCompany, which is co-managed by Matthew Sheehy.

ElementCompany and Matthew P. Sheehy have entered into a Joint Filing Agreement, a copy of which was filed as Exhibit 99.1 to the Schedule 13G initially filed on February 14, 2024 and is incorporated herein by reference, pursuant to which they agreed to file the Schedule 13G and subsequent amendments thereto jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence: The address of the principal business office of ElementCompany and Matthew P. Sheehy is P.O. Box 3069, Bozeman MT 59772, United States of America.
Citizenship: ElementCompany is a MT limited liability company. Matthew P. Sheehy is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

ElementCompany, which is co-managed by Matthew P. Sheehy and Timothy P. Sheehy, does not own any Shares directly or indirectly. Matthew P. Sheehy owns: (i) 1,127,052 Shares that are held by Red Cloud, of which Matthew Sheehy has sole voting and dispositive power; (ii) 1,097,589 Shares that are held by the Trust, of which Matthew Sheehy is sole trustee and has sole voting and dispositive power. Matthew Sheehy does not own any Shares directly. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Matthew P. Sheehy may be deemed to beneficially own 2,224,641 Shares (constituting approximately 4.10% of the Shares outstanding).
Percent of class:
The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

The percentages used herein are calculated based upon 54,218,024 Shares issued and outstanding as of March 10, 2025, as reported on the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission by the Issuer on March 14, 2025.
Sole power to vote or to direct the vote: The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Matthew P. Sheehy: /s/ Matthew P. Sheehy, Matthew P. Sheehy (04/15/2025)
- ElementCompany, LLC: /s/ Matthew P. Sheehy, Matthew P. Sheehy/Manager (04/15/2025)